3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial (215) 981-4659

direct fax (866) 422-2114

falcoj@pepperlaw.com

February 17, 2012

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:  Ms. Laura Hatch

Re:	FundVantage Trust File Nos. 333-141120 and 811-22027

Dear Ms. Hatch:

On behalf of FundVantage Trust (the “Trust”), this letter is being filed with the Commission via EDGAR to respond to oral comments provided by you in connection with the Commission staff’s (“Staff”) review of the annual reports of the following eighteen (18) series of the Trust pursuant to the Sarbanes-Oxley Act of 2002: (1) Boston Advisors Broad Allocation Strategy Fund, (2) Corverus Strategic Equity Fund, (3) Cutwater Investment Grade Bond Fund, (4) DuPont Capital Emerging Markets Fund, (5) Estabrook Investment Grade Fixed Income Fund, (6) Formula Investing International Value 400 Fund, (7) Formula Investing International Value Select Fund, (8) Formula Investing U.S. Value 1000 Fund, (9) Formula Investing U.S. Value Select Fund, (10) Lateef Fund, (11) Pacific Capital Tax-Free Securities Fund, (12) Pacific Capital Tax-Free Short Intermediate Securities Fund, (13) Pemberwick Fund, (14) Polen Growth Fund, (15) Private Capital Management Value Fund, (16) TW Small Cap Growth Fund, (17) WHV Emerging Markets Equity Fund and (18) WHV International Equity Fund (each, a “Fund” and collectively, the “Funds”).

The Trust appreciates the opportunity to address the Staff’s comment.  Set forth below are the Staff’s comments in italicized text followed by the Trust’s response to the comment.

Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington

www.pepperlaw.com

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1.                                      Corverus Strategic Equity Fund:

a.                                       In subsequent annual reports to shareholders, Management’s Discussion of Fund Performance as required by 27(b)(7) should provide a more detailed discussion of the strategies and techniques that affected the Fund’s performance.

Response:  Subsequent annual reports to shareholders will be drafted to reflect the Staff’s comment.

b.                                      In the prospectus, confirm the Expense Example numbers for each class and period.  Confirm that the redemption fee is not included and that the expense limitation is applied only for those periods for which the agreement is in place.

Response: The Expense Example numbers for each class and period are confirmed.  The redemption fee is not included and that the expense limitation is applied only for those periods for which the agreement is in place.

2.                                      Cutwater Investment Grade Bond Fund:  Confirm that the purchased and held by the Fund pursuant to Rule 144A under the Securities Act of 1933 were done so in compliance with the Trust’s policies and procedures relating to such purchases.

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Response:  Confirmed, the securities purchased pursuant to Rule 144A under the Securities Act of 1933 by the Cutwater Investment Grade Bond Fund were done so in compliance with the Trust’s policies and procedures relating to such purchases.

3.                                      Estabrook Investment Grade Fixed Income Fund:  In the prospectus summary, the expense example for the Fund should include columns for the 5- and 10-year periods.

Response:  The prospectus will be updated at its next annual update to reflect the Staff’s comment.

4.                                      Lateef Fund:  The financial highlights should show the effect of the Fund’s redemption fee on per share operating performance.

Response: Redemption fees for each class of the Fund amounted to less than $0.01 per share and therefore were not required to be separately disclosed in the financial highlights.  To the extent that redemption fees are required to be disclosed in future financial highlights, such financial highlights will reflect the Staff’s comment.

5.                                      Private Capital Management Value Fund:  More than 25% of the Fund’s assets were invested in a single sector.  Confirm that the Fund’s assets are not concentrated (invested more than 25% of its assets in a single industry).

Response:  While the Fund does invest more than 25% of its assets in broad economic sectors, the Fund has not invested more than 25% of its assets in a single industry.

*       *       *

We trust that this response addresses the Staff’s comments.  This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

If you have any further questions, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

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cc:	Mr. Joel Weiss, President of FundVantage Trust Mr. James Shaw, Treasurer of FundVantage Trust John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST

301 Bellevue Parkway

Wilmington, DE 19809

February 17, 2012

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Laura Hatch

Re:	FundVantage Trust File Nos. 333-141120 and 811-22027

Dear Ms. Hatch:

In connection with FundVantage Trust’s (the “Trust”) response to certain oral comments received from the Commission staff (“Staff”) with respect to the Staff’s review of the financial statements of (1) Boston Advisors Broad Allocation Strategy Fund, (2) Corverus Strategic Equity Fund, (3) Cutwater Investment Grade Bond Fund, (4) DuPont Capital Emerging Markets Fund, (5) Estabrook Investment Grade Fixed Income Fund, (6) Formula Investing International Value 400 Fund, (7) Formula Investing International Value Select Fund, (8) Formula Investing U.S. Value 1000 Fund, (9) Formula Investing U.S. Value Select Fund, (10) Lateef Fund, (11) Pacific Capital Tax-Free Securities Fund, (12) Pacific Capital Tax-Free Short Intermediate Securities Fund, (13) Pemberwick Fund, (14) Polen Growth Fund, (15) Private Capital Management Value Fund, (16) TW Small Cap Growth Fund, (17) WHV Emerging Markets Equity Fund and (18) WHV International Equity Fund, each a series of the Trust, the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Staff comments or changes to disclosure in response to Staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Trust may not assert Staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, of Pepper Hamilton LLP, counsel to the Trust at 215.981.4659.

Very truly yours,

/s/ Joel Weiss
Joel Weiss
President and Chief Executive Officer of FundVantage Trust

cc:	Mr. James Shaw, Treasurer of FundVantage Trust John P. Falco, Esq. John M. Ford, Esq.

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